Exhibit 4.7
FLOWERS FOODS, INC.
2005 EDCP
(an amendment and restatement of the Flowers Foods, Inc. Executive
Deferred Compensation Plan, effective as of January 1, 2005)

FLOWERS FOODS, INC.
2005 EDCP
(an amendment and restatement of the Flowers Foods, Inc. Executive
Deferred Compensation Plan, effective as of January 1, 2005)
SECTION 1
PURPOSE
     The Board of Directors of Flowers Foods, Inc. adopted the Flowers Foods, Inc. Executive Deferred Compensation Plan (“Plan”), originally effective as of August 12, 2001. The Plan is herein amended and restated in its entirety, effective as of January 1, 2005, and the name of the Plan is changed to the 2005 EDCP.
     The original Plan, adopted effective as of August 12, 2001, and the First Amendment, apply to the deferral of Compensation earned for the performance of services during the Plan Years ending prior to January 1, 2005, and which had become vested prior to said date. Subject to the last sentence of this paragraph, the provisions of this 2005 EDCP shall apply to the deferral of Compensation earned for the performance of services during Plan Years beginning on or after January 1, 2005, or previously earned but not vested by said date. This 2005 EDCP is intended to meet all of the requirements of section 409A of the Internal Revenue Code of 1986, as amended (“Code”) so that Directors and Eligible Executives will be eligible to defer the receipt of, and the liability for the federal income tax with respect to, certain items of Compensation from one year to a later year, in accordance with the provisions of applicable law and the provisions of the 2005 EDCP. With respect to the deferral of Compensation that was earned for the performance of services during the Plan Years 2005, 2006, 2007, and 2008, or that was earned prior to January 1, 2005 but became vested during the period January 1, 2005 through December 31, 2008, inclusive, the terms of the Plan shall be administered in accordance with a reasonable, good faith interpretation of Section 409A, and such interpretation shall govern the rights of a Director or Eligible Executive with respect to that period of time.
     The purpose of this 2005 EDCP is to (a) allow each Director of Flowers and each Eligible Executive of Flowers and its wholly-owned subsidiaries to defer the payment of a percentage of his cash compensation, otherwise payable for services rendered, each Plan Year until he no longer serves as Director or his employment as an Eligible Executive terminates and (b) permit Flowers to make certain supplemental allocations to the Accounts of certain Eligible Executives.
SECTION 2
DEFINITIONS
     Each term set forth in this Section 2 shall have the meaning set forth opposite such term for purposes of this 2005 EDCP.
     2.1. Account — means the bookkeeping account maintained as part of the Flowers books and records in accordance with Section 4 to show as of any date the interest of each Director and Eligible Executive in this 2005 EDCP. Separate sub-accounts shall be maintained to reflect the amounts of Compensation deferred (and the deemed investment increment or decrement) with respect to each Plan Year.
     2.2. Beneficiary — means the person or persons designated as such in accordance with Section 9.1.
     2.3. Board of Directors — means the Board of Directors of Flowers Foods, Inc.
     2.4. Change in Control — means the occurrence of any one or more of the following events, subject to the provisions of subsection (e) hereof:

(a)	Flowers merges into itself, or is merged or consolidated with another entity, and as a result of such merger or consolidation, one person or more than one person acting as a group acquires ownership of stock of Flowers that, together with stock held by such person or group, constitutes more than 50% of the voting power of the then-outstanding voting securities of Flowers immediately after such transaction; provided, however, that if any one person or more than one person acting as a group, is considered to own more than 50% of the total voting power of the stock of Flowers, the acquisition of additional stock by the same person or persons shall not be considered to be a Change in Control for purposes of this Plan;

(b)	all or substantially all the assets accounted for on the consolidated balance sheet of Flowers are sold or transferred to one or more entities or persons and as a result of such sale or transfer one person or more than one person acting as a group (determined in accordance with the standards of Section 409A of the Code) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from Flowers that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of Flowers immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of assets of Flowers, determined without regard to any liabilities associated with those assets. Notwithstanding the foregoing, there is no “Change in Control” under this subsection (b) if assets of Flowers are transferred to:
(1)	A shareholder of Flowers (immediately before the asset transfer) in exchange for or with respect to its stock;

(2)	An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by Flowers;

(3)	A person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all of the outstanding stock of Flowers; or

(4)	An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (3) above.
     For purposes of the foregoing paragraphs (1) through (4), a person’s status is determined immediately after the transfer of assets.
(c)	a person, within the meaning of Sections 3(a)(9) or 13(d)(3) (as in effect on the effective date of this 2005 EDCP) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), becomes the beneficial owner (as defined in Rule 13d-3 of the Securities and Exchange Commission pursuant to the Exchange Act) of 35% or more of the voting power of the then-outstanding voting securities of Flowers; provided, however, that the foregoing does not apply to any such acquisition that is made by (i) any subsidiary; (ii) any employee benefit plan of Flowers or any subsidiary; or (iii) any person or group of which employees of Flowers or of any subsidiary control a greater than 25% interest; or (iv) any person or group of which Flowers is an affiliate; provided, however, that in the event that it is conclusively determined by Internal Revenue Service guidance or a court decision that the term “person,” for purposes of Treasury Regulations section 1.409A-3(i)(5)(vi) has a meaning that is narrower than the definition of the term for purposes of Section 3(a)(9) or 13(d)(3) of the Exchange Act, then the term person shall have the meaning assigned to the term for purposes of the Treasury Regulations issued pursuant to Section 409A of the Code;

(d)	a majority of the members of the Board of Directors are replaced within a 12-month period by Directors who are not Continuing Directors, where a “Continuing Director” is any member of the Board of Directors whose appointment or election to the Board of Directors was endorsed by a majority of the Continuing Directors who were members of the Board of Directors before the date of the appointment or election in question.

(e)	Notwithstanding the foregoing provisions of this Section 2.4:
(1)	A “Change in Control” shall not be deemed to have occurred for purposes of subsection (c) of this Section 2.4 solely because (i) Flowers, (ii) a subsidiary or (iii) any Flowers-sponsored employee stock ownership plan or any other employee benefit plan of Flowers or any subsidiary either files or becomes obligated to file a report or a proxy statement under or in response to Schedule 13D, Schedule 14D-1, Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) under the Exchange Act disclosing beneficial ownership by it of shares of the then-outstanding voting securities of Flowers, whether in excess of 35% or otherwise, or because Flowers reports that a change in control of Flowers has occurred or will occur in the future by reason of such beneficial ownership.
     2.5. Code — means the Internal Revenue Code of 1986, as amended.
     2.6. Compensation — means cash compensation paid to a Director or Eligible Executive by Flowers or a wholly-owned subsidiary, plus any amounts deferred pursuant to Section 4.1.
     2.7. Compensation Committee — means the Compensation Committee of the Board of Directors.
     2.8. Compensation Limit — means the annual Compensation amount which, when multiplied by six percent (6%), equals the maximum dollar amount of contributions which may be made to the Flowers Foods, Inc. 401(k) Retirement Savings Plan (“401(k) Plan”) by Highly Compensated Employees (as defined in the 401(k) Plan) which will be matched by Company contributions, as determined by said Plan’s Administrative Committee for the Plan Year in question. As of December 31, 2008, the Compensation Limit is $166,667; provided, however, that the amount may increase in the future.
     2.9. Director — means a member of the Board of Directors who is treated as such under Section 3.
     2.10. Disability — means that condition in which a Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or is by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of Flowers.
     2.11. EDCP Credit Rate — means the effective yield reported by Merrill Lynch & Co. for the U.S. corporate, BBB-rated, fifteen plus-year bond index (currently referenced as the C8A4 Index or, should said yield cease to be reported, such substitute rate as may be determined by the Compensation Committee and communicated to the participants) plus 150 basis points, determined as of the twenty-first day prior to the first business day in said calendar quarter, or if said twenty-first day is not a business day, the immediately preceding business day.
     2.12. Eligible Executive — means an executive employee of Flowers or a wholly-owned subsidiary who has been designated by the Compensation Committee as being eligible to participate in this 2005 EDCP.
     2.13. Flowers — means Flowers Foods, Inc. and any successor to such corporation that adopts this 2005 EDCP in writing.
     2.14. 401(k) Eligible Compensation — means the amount of the Eligible Executive’s “Compensation” as defined in Section 1.15 of the Flowers Foods, Inc. 401(k) Retirement Savings Plan.
     2.15. IRS Qualified Plan Limit — means the maximum amount of compensation that may be taken into account under a tax-qualified retirement plan pursuant to Code section 401(a)(17), as that amount is adjusted by the Secretary of the Treasury for increases in the cost of living. For 2009, the IRS Qualified Plan Limit is $245,000.

     2.16. Participant — means a Director or Eligible Executive who has chosen to participate in this Plan and who has an Account under the Plan.
     2.17. Plan — means the Flowers Foods, Inc. Executive Deferred Compensation Plan, which was originally effective as of August 12, 2001. The 2005 EDCP constitutes an amendment and restatement of the Flowers Foods, Inc. Executive Deferred Compensation Plan, effective as of January 1, 2005.
     2.18. Plan Administrator — means the Senior Vice President of Human Resources of Flowers Foods, Inc.
     2.19. Plan Year — means that twelve-month period of time, on the basis of which the 2005 EDCP is administered, and that is used for maintaining the books and records of the 2005 EDCP, which shall be the calendar year.
     2.20. Separation from Service — means the condition that exists when an Eligible Executive who is a participant in this Plan and Flowers reasonably anticipate that no further services will be performed after a certain date or that the level of bona fide services that the Eligible Executive will perform after such date (whether as an employee or an independent contractor) would permanently decrease to no more than 20% of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to Flowers if the Eligible Executive has been providing services to Flowers for less than 36 months). For purposes of this Section 2.20, for periods during which an Eligible Executive is on a paid bona fide leave of absence and has not otherwise experienced a Separation from Service, the Eligible Executive is treated as providing bona fide services at the level equal to the level of services that the Eligible Executive would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which an Eligible Executive is on an unpaid bona fide leave of absence and has not otherwise experienced a Separation from Service are disregarded for purposes of this Section 2.20 (including for purposes of determining the applicable 36-month (or shorter) period). In the case of a Director, such individual shall be considered to experience a Separation from Service at the expiration of the individual’s term of service on the Board of Directors, provided that the individual has not at that point been elected to an additional term of service as a member of the Board of Directors. For purposes of this Section 2.20, Flowers shall be considered to include all members of the controlled group of business entities of which Flowers is a member, determined in accordance with Code Sections 414(b) and (c); provided, however, that in applying Code Section 414(b), the language “at least 50 percent” shall be used instead of “at least 80 percent”; and in applying Code Section 414(c), the phrase “at least 50 percent” shall be used instead of the phrase “at least 80 percent.” The term “Separation from Service” shall in all cases be defined in accordance with Code Section 409A and applicable Treasury Regulations.
     2.21. 2005 EDCP — means this Flowers Foods, Inc. 2005 EDCP, effective as of January 1, 2005, and as thereafter amended from time to time.
     2.22. Unforeseeable Emergency — means a severe financial hardship to the Director or Eligible Executive resulting from an illness or accident of the Director or Eligible Executive, the Director’s or Eligible Executive’s spouse, or a dependent (as defined in Code Section 152(a)) of the Director or Eligible Executive, loss of the Director’s or Eligible Executive’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director or Eligible Executive. A withdrawal on account of an Unforeseeable Emergency may be paid to the Director or Eligible Executive only if the amounts distributed with respect to the emergency do not exceed the amounts necessary to satisfy such emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Director’s or Eligible Executive’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). This section shall be interpreted in a manner consistent with Code Section 409A and applicable provisions of the Treasury Regulations.

SECTION 3
TERM
     3.1. Starting Date. A Director shall be treated as such under this 2005 EDCP as of the later of January 1, 2009 or the date his election to the Board of Directors first becomes effective. An Eligible Executive shall be treated as such under this 2005 EDCP as of the later of January 1, 2009 or the date he is so designated by the Compensation Committee.
     3.2. Ending Date. A Director shall cease to be treated as such under this 2005 EDCP on December 31 of the Plan Year in which he (for any reason whatsoever) no longer serves as a member of the Board of Directors, and any deferral election made under Section 4 by that Director shall become ineffective after such December 31 as to any Compensation otherwise actually payable after such date. An Eligible Executive shall cease to be treated as such under this 2005 EDCP as of the earlier of (1) January 1 of the Plan Year following the Plan Year in which he experiences a Separation from Service with Flowers and all of the members of its controlled group for any reason whatsoever other than a mere transfer between or among such entities or (2) January 1 of the Plan Year following the Plan Year in which the Compensation Committee revokes his designation as an Eligible Executive, and any deferral election made under Section 4 by him automatically shall become ineffective on such January 1 as to any Compensation otherwise actually payable after such date.
SECTION 4
DEFERRAL ELECTION RULES AND PROCEDURES
     4.1. Cash Compensation Only. Subject to Section 4.2, each Director and Eligible Executive may elect to defer the payment of a percentage of his cash Compensation otherwise payable for services rendered as such for each Plan Year beginning on and after January 1, 2009, except as provided in subsection (b) of Section 4.3. No election shall be effective as to Compensation paid in a form other than in cash, and an election shall (except as provided in Section 3.2) be effective for cash Compensation otherwise payable for services rendered for the period covered by such election under Section 4.3 even if such Compensation otherwise actually is payable after the end of such period.
     4.2. Classification and Percentage Limitations.
(a)	General Rules.
(1)	An election to defer the payment of a percentage of a Director’s or Eligible Executive’s cash Compensation otherwise payable for services rendered as such for a Plan Year shall not be effective to the extent that such election exceeds the limits set forth in this Section 4.2. Different percentages of different forms of Compensation may be deferred, as indicated on the Director’s or Eligible Executive’s election form.

(2)	Compensation shall be deemed “otherwise actually payable” under this 2005 EDCP on the date such Compensation otherwise would have been paid under the standard compensation and payroll practices of Flowers and its subsidiaries, and a deferral shall be credited as of that date under Section 6.
(b)	Base Salary. If an election applies to base salary, such election shall apply to no more than 75% of an Eligible Executive’s base salary otherwise actually payable for the period covered by such election under Section 4.3.

(c)	Director’s Fees. If an election applies to a Director’s fees, such election shall apply separately to his or her monthly fees and his or her meeting fees.

(d)	Bonuses. If an election applies to bonuses, such election shall apply to up to 100% of any cash bonus (the annual incentive plan and/or any other cash bonuses, as designated on the election form) otherwise actually payable for the period covered by such election under Section 4.3. If an Eligible Executive is designated as such by the Compensation Committee effective as of a date other than January 1, then an election with respect to bonuses shall not be effective until the first day of the first full Plan Year for which the individual is an Eligible Executive; provided, however, that effective as of January 1, 2008, an Eligible Executive who is designated as such by the Compensation Committee effective as of a date other than January 1, may file an election form with the Compensation Committee to defer a bonus for the first year of the person’s status as an Eligible Executive if such election is filed on or before the 30th day after the date on which the individual is first treated as an Eligible Executive; provided, further, the election shall apply to no more than an amount equal to (i) the total amount of the bonus for the applicable performance period multiplied by (ii) a fraction the numerator of which is the number of days remaining in the performance period after the election and the denominator of which is the total number of days in the applicable performance period.

(e)	Retainer Fees. If an election applies to a Director’s retainer fees, such election shall apply to up to 100% of those Director’s retainer fees that the Director has not elected to convert into equity-based compensation which are otherwise actually payable for the period covered by such election under Section 4.3.

(f)	Other Compensation. If an election applies to Compensation not otherwise described in this Section 4.2, such election shall apply to up to 100% of any cash otherwise actually payable by Flowers or its subsidiaries for the period covered by such election under Section 4.3.
     4.3. Irrevocable Election and Filing Deadlines.
(a)	General Rule. An election to defer the payment of a percentage of a Director’s or Eligible Executive’s cash Compensation otherwise actually payable for services rendered shall be made on the form provided for this purpose by the Compensation Committee. Such election shall be effective for the Plan Year (or, in the event an election is a continuing election, the Plan Years) which begins after the date the Director or Eligible Executive files the election form with Flowers for his cash Compensation otherwise payable for services rendered as a Director or Eligible Executive on and after the date such election becomes effective.

(b)	Special Rule. If a Director or Eligible Executive first is designated as such on a date other than the first day of a Plan Year, he can elect to defer the payment of a percentage of his cash Compensation otherwise payable for services rendered as such for the calendar quarter or quarters remaining in such Plan Year if he makes such election on the form provided for this purpose by the Compensation Committee and files such election form with the Compensation Committee on or before the 30th day after the date on which he is first treated as a Director or Eligible Executive under Section 3; provided, however, with respect to Compensation for services performed on and after January 1, 2009, in the case of Compensation that is based upon a specified performance period (e.g., an annual bonus) where a deferral election is made in the first year of eligibility but after the beginning of the performance period, the election shall apply to no more than an amount equal to (i) the total amount of the Compensation for the performance period multiplied by (ii) a fraction the numerator of which is the number of days remaining in the performance period after the election and the denominator of which is the total number of days in the performance period.

(c)	Irrevocable Election. After an election becomes effective for a Plan Year under subsection (a) of this Section 4.3 or for the remainder of a Plan Year under subsection (b) of this Section 4.3, the election shall be irrevocable; provided, however, that in the event an election is a continuing election, a Director or Eligible Executive may revoke that election effective for those Plan Years that begin after the date on which the Director or Executive delivers written notice of such revocation to the Compensation Committee in a form acceptable to the Compensation Committee.

(d)	Percentage Election. An election shall describe a deferral as a percentage of cash compensation in a whole percentage.
SECTION 5
MATCHING AND BASIC ALLOCATIONS FOR CERTAIN ELIGIBLE EXECUTIVES
     For the 2005 Plan Year, Flowers shall make a supplemental allocation to the Account of each Eligible Executive
(i)	who is employed by a Company listed on Schedule A attached hereto and whose most recent date of hire is subsequent to December 31, 1998, or

(ii)	who is employed by a Company listed on Schedule B attached hereto, regardless of his date of hire, equal to the sum of
(b)	50% of the amount deferred by him pursuant to Section 4.1 during such Plan Year, to the extent that the amount so deferred does not exceed 6% of his Compensation for such Plan Year, reduced (but not below zero) by an amount equal to 3% of the lower of (i) his actual Compensation (not including any amounts deferred pursuant to Section 4.1) or (ii) the Compensation Limit for such Plan Year, and

(c)	If the Eligible Executive’s Compensation is greater than the IRS Qualified Plan Limit, 2% of the excess, if any, of the Eligible Executive’s Compensation for such Plan Year above the IRS Qualified Plan Limit which is applicable to the Plan Year; provided, however, that if the Eligible Executive’s Compensation is less than or equal to the IRS Qualified Plan Limit, the amount determined under this subsection (b) shall be 2% of the amount of Compensation deferred by the Eligible Executive under this Plan.
to be allocated to the Eligible Executive’s Account as to (a) above, as of the date on which the Deferred Compensation would otherwise have been paid to him, and as to (b) above, as of the date the excess Compensation which is the basis of said contribution is actually paid to him.
     For Plan Years beginning on and after January 1, 2006 but prior to January 1, 2009, Flowers shall make a supplemental allocation to the Account of each Eligible Executive equal to the sum of:
(d)	50% of the amount deferred by him pursuant to Section 4.1 during such Plan Year, to the extent that the amount so deferred does not exceed 6% of his Compensation for such Plan Year, reduced (but not below zero) by an amount equal to 3% of the lower of (i) his actual Compensation (not including any amounts deferred pursuant to Section 4.1) or (ii) the Compensation Limit for such Plan Year, and

(e)	If the Eligible Executive’s Compensation is greater than the IRS Qualified Plan Limit, 3% of the excess, if any, of the Eligible Executive’s Compensation for such Plan Year above the IRS Qualified Plan Limit which is applicable to the Plan Year; provided, however, that if the Eligible Executive’s Compensation is less than or equal to the IRS Qualified Plan Limit, the amount determined under this subsection (d) shall be 3% of the amount of Compensation deferred by the Eligible Executive under this Plan.
to be allocated to the Eligible Executive’s Account as to (c) above, as of the date on which the Deferred Compensation would otherwise have been paid to him, and as to (d) above, as of the date the excess Compensation which is the basis of said contribution is actually paid to him.

     For 2009 and later Plan Years, Flowers shall make a supplemental allocation to the Account of each Eligible Executive equal to the sum of the EDCP Match Amount and the EDCP Basic True-Up Amount, as defined below.
EDCP Match Amount
(f)	If the deferral percentage chosen by the Participant is greater than or equal to 6%, or if the deferral percentage chosen by the Participant results in the deferral of an amount that is equal to 6% or more of the difference (the “EDCP Match Base”) between (i) the Participant’s Compensation less bonuses, and (ii) the lesser of (A) the Participant’s 401(k) Eligible Compensation and (B) the Compensation Limit, then the EDCP Match Amount equals 50% multiplied by 6%, multiplied by the EDCP Match Base.

(g)	If the deferral percentage chosen by the Participant under this Plan is less than 6% and if the deferral percentage chosen results in the deferral of an amount that is less than 6% of the EDCP Match Base, then the EDCP Match Amount equals 50%, multiplied by the actual deferral percentage chosen by the Participant under this Plan, multiplied by the EDCP Match Base.
EDCP Basic True-Up Amount
(h)	If the Eligible Executive’s Compensation (as defined in Section 2.6) is greater than the IRS Qualified Plan Limit for the Plan Year, then the EDCP Basic True-Up Amount equals the amount of Compensation in excess of the IRS Qualified Plan Limit multiplied by 3%.

(i)	If the Eligible Executive’s Compensation is less than or equal to the IRS Qualified Plan Limit for the Plan Year, then the EDCP Basic True-Up Amount equals the amount of compensation deferred by the Eligible Executive under this Plan, multiplied by 3%.
SECTION 6
ACCOUNTS
     6.1. In General. Flowers shall maintain an Account for each Director and Eligible Executive who makes an effective election under Section 4 or for whom an EDCP Basic True-Up Amount is credited under this Plan which shall show as of a given date, on a separate sub-account for each Plan Year for which contributions are made to the Account, (a) as a credit, the total dollar amount, if any, deferred under Section 4 through such date and the interest credits made under Section 7 through such date, (b) as a credit, the total dollar amount, if any, of any supplemental allocations made by Flowers under Section 5 through such date and the interest or cash dividend credits, as appropriate, made under Section 7 through such date, (c) as a debit, the total dollar amount, if any, distributed under Section 8 through such date, (d) the excess of such credits over such debits, or the “account balance,” at the end of each such date and (e) such other data as the Compensation Committee deems relevant. If a person participates in this 2005 EDCP as a Director and as an Eligible Executive, separate Accounts shall be maintained for the deferrals that he elects as a Director and for the deferrals that he elects as an Eligible Executive. Each Account shall be cancelled when the Account balance reaches zero. If an Account is maintained during a Plan Year for a Director or Eligible Executive, after the end of such year, Flowers shall furnish a statement to such Director or Eligible Executive that shows the balance in his Account at the end of such year and (at the Compensation Committee’s discretion) such other Account data as the Compensation Committee deems appropriate.
     6.2. Accounts Fully Vested. The Account of each Participant shall be fully vested and nonforfeitable at all times.

SECTION 7
INVESTMENT EARNINGS CREDIT
     7.1. In General. Interest credits shall be made by Flowers at the EDCP Credit Rate to each Account (excluding the portion of the Account that is deemed to be invested in the Flowers Stock Tracking Account under Section 7.2) as of the end of the last day in each calendar quarter based on the daily Account balance in each such Account over each such quarter. The date in any such calendar quarter on which an Account balance becomes zero shall be treated for this purpose as the last day of such quarter.
     7.2. Special 2008 One-Time Election. Notwithstanding any other provision herein, a Participant who has an Account under the Plan as of December 1, 2008 may irrevocably elect, in such manner and by means of such election forms as the Compensation Committee or its delegate shall prescribe, to have all or a portion of the Account balance as of December 31, 2008 treated as if invested in a hypothetical investment account (“Flowers Stock Tracking Account”) under the Plan that will “track” the value of the common stock of Flowers Foods, Inc. The number of hypothetical shares of the Flowers Stock Tracking Account allocated to the Account of any Participant shall be equal to the number of whole shares which results from dividing (i) amount designated by the Participant by (ii) the closing price of the common stock of Flowers Foods, Inc. on January 2, 2009. Such number of hypothetical shares shall be adjusted from time to time to reflect stock splits and stock dividends with respect to the Flowers Foods, Inc. common stock, in accordance with methods prescribed by the Compensation Committee and consistent with Treasury Regulations under Code Section 424.
     The Account of a Participant who makes an election under this Section 7.2 shall be credited with hypothetical cash dividends based upon the number of hypothetical shares of the common stock of Flowers Foods, Inc. at such time as actual cash dividends are paid to the holders of the common stock of Flowers. The hypothetical cash dividends shall be credited to the portion of the Participant’s Account other than the portion deemed to be invested in the Flowers Stock Tracking Account, and thereafter the amounts of the hypothetical cash dividends will be increased by interest credits in accordance with Section 7.1. Any election under this Section 7.2 must be made no later than December 19, 2008. Deferrals of compensation for 2009 and later years will not be deemed to be invested in the Flowers Stock Tracking Account. Upon a distribution under this Plan, a Participant will receive in kind (in accordance with the method of distribution previously elected by the Participant in accordance with the provisions of this Plan) a number of shares of Flowers Foods, Inc. common stock equal to the number of shares of the Flowers Foods Tracking Account allocated to the Participant’s Account at the time of distribution.
SECTION 8
DISTRIBUTIONS
     8.1. Distribution Events.
(a)	Subject to Section 8.5, the distribution of a Director’s or Eligible Executive’s Account shall occur or commence (according to the form thereof) (i) on February 15 of a year specified by the Director or Eligible Executive in an election made in accordance with this Plan, which year may be prior to or within or following the individual’s Separation from Service, or (ii) upon the Participant’s Separation from Service. Separate elections may be made with respect to each Plan Year’s subaccount. In the absence of such an election for a given subaccount, distribution will occur on the 30th day after the date the Director or Eligible Executive (for any reason whatsoever) experiences a Separation from Service with Flowers and its subsidiaries (other than a mere transfer between or among such entities).

(b)	If a Participant sustains a Disability or dies prior to experiencing a Separation from Service, or prior to the year specified by the Director or Eligible Executive in his election (as the case may be), distribution of the Account shall commence upon the date of death or Disability; provided, however, that the Director or Eligible Executive shall not be permitted directly or indirectly to designate the calendar year of the payment.

(c)	Each distribution to a Director or Eligible Executive under this Section 8 shall become a debit against his appropriate subaccount under Section 6 on the date the distribution is made by Flowers.

(d)	Notwithstanding any other provision herein, in the case of a Participant who is a “specified employee” (within the meaning of Code Section 409A and the Treasury Regulations issued pursuant to that section), payment upon Separation from Service or Disability shall be deferred until the first day of the seventh month after the month in which occurs the date of the Participant’s Separation from Service with Flowers and its subsidiaries.
     8.2. Methods. Subject to Sections 8.4 and 8.5, the distribution of an Account that is made to a Director or Eligible Executive upon Separation from Service shall be made in equal quarterly installments over 60 calendar quarters; provided, however, that a Director or Eligible Executive may request in writing (at the time of his initial deferral election) that the Compensation Committee direct that his distribution be made:
(a)	in a lump-sum;

(b)	in equal quarterly installments over a specific number of calendar quarters that is less than 60 calendar quarters during which period interest or dividend credits, as appropriate, will be made under Section 7 and distributed under Section 8.3 pending such lump sum distribution; or

(c)	in a lump-sum at the expiration of a specific number of calendar quarters that is 60 or less, following Separation from Service during which period interest credits shall be made under Section 7 and distributed under Section 8.3 pending such lump-sum distribution.
     Subject to Section 8.5, the distribution of an Account which is made to a Director or Eligible Executive on February 15 of a year specified by the Director or Eligible Executive shall be made in a lump sum only.
     Effective as of January 1, 2005, with respect to the deferral of Compensation attributable to services performed in 2005 and later calendar years, any election with regard to the timing or form of the distribution may be amended provided that all of the following requirements are met:
(a)	the amendment of the election shall not take effect until at least 12 months after the date on which such amendment is made;

(b)	in the case of an amendment of an election related to a payment not made on account of the Director’s or Eligible Executive’s death or disability or an Unforeseeable Emergency, the first payment with respect to which the amendment is made shall in all cases be deferred for a period of not less than 5 years from the date on which such payment otherwise would have been made;

(c)	in the case of an amendment of an election related to a payment that is to be made at a specified time or pursuant to a fixed schedule, such an amendment of the election must be made at least 12 months prior to the date of the first scheduled payment.
     An election with respect to the timing or form of the distribution of amounts of deferred Compensation with respect to the performance of services prior to January 1, 2005 shall be governed by the provisions of the Plan in effect on December 31, 2004 and applicable law in effect prior to the enactment of Code Section 409A.
     The calculation of equal quarterly installments for a distribution shall be made by dividing an Account balance on the date as of which distribution is scheduled to commence under Section 8.1 by the number of calendar quarters over which the distribution shall be made. Interest shall continue to be credited, and shall be distributed at the time of each quarterly distribution, as provided in Section 7 and Section 8.3. With respect to the Flowers Stock Tracking Account, the number of shares deemed to be invested in said account shall be divided by the number of said calendar quarters, and the resulting number of shares shall be distributed in kind each quarter, in whole shares, and any fractional shares resulting from said calculation shall be held and aggregated and distributed as part of the final distribution; hypothetical cash dividends, based on the actual dividends paid on the Flowers Foods, Inc.

Common Stock shall continue to be credited with respect to the number of hypothetical shares of the Flowers Stock Tracking Account remaining in the Participant’s Account (after giving effect to the distributions).
     Notwithstanding any other provision hereof to the contrary, following a Change in Control of Flowers, the undistributed balance of each Director’s and Eligible Executive’s Account shall be immediately distributed in a lump-sum.
     Distributions of Flowers Foods, Inc. common stock under Section 7.2 shall be subject to any restrictions on distributions that may be imposed pursuant to regulations or other guidance of the Securities and Exchange Commission.
     8.3. Interest Credits. Interest credits and cash dividend credits (with respect to the Flowers Stock Tracking Account) made under Section 7 to an Account after the date the distribution of that Account is scheduled to commence under Section 8.1 shall be distributed in the form of cash to the Director or Eligible Executive as soon as practicable after the date the credit is made under Section 7.
     8.4. Automatic Lump-Sum. If an Eligible Executive’s entire Account balance under this Plan, including both the portion of the Account attributable to service as an Eligible Executive and the portion attributable to service as a Director (when aggregated with the balances of the individual under all other nonqualified deferred compensation plans that are required to be aggregated with this Plan under the Treasury Regulations issued pursuant to Code Section 409A) is equal to or less than the amount of the applicable dollar limitation under Code section 402(g)(1)(B) for the calendar year in which falls the date on which distribution is scheduled to commence under Section 8.1, such Account balance shall be distributed automatically in a lump-sum. For the year 2008, such dollar limitation is $15,500. If a person has one Account as a Director and one Account as an Eligible Executive, such Accounts shall be aggregated to determine whether this Section 8.4 is applicable to either such Account, even if such Accounts do not become distributable under Section 8.1 as of the same date.
     8.5. Special Circumstances. The Compensation Committee shall upon the application of a Director or Eligible Executive, make a distribution to the Director or Eligible Executive in the event that the Director or Eligible Executive experiences an Unforeseeable Emergency. In such case the amount or amounts distributed shall not exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such Unforeseeable Emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Director’s or Eligible Executive’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). The Compensation Committee also shall make a lump sum distribution of the entire Account to a Director’s or Eligible Executive’s Beneficiary in the event of the Director’s or Eligible Executive’s death.
     8.6. Source of Distributions. All distributions under this 2005 EDCP shall be made by Flowers from its general assets, and the status of each Director’s and Eligible Executive’s claim to his Account balance shall be the same as the status of a claim against Flowers by any of its general and unsecured creditors. The shares of Flowers Foods, Inc. Common Stock distributed from the 2005 EDCP may be treasury shares or shares acquired by Flowers on the open market. No person shall look to, or have any claim whatsoever against, any officer, director, employee or agent of Flowers in his individual capacity for the distribution of his Account balance or for the payment of any other amounts in connection with his Account.
     8.7. Special Rule for 2008. With respect to the Plan Year 2008 only, the Compensation Committee or its delegate is authorized to prescribe rules and procedures under which eligible Participants may amend elections as to the time and form of distribution in accordance with Internal Revenue Service Notice 2005-1; Section XI of the Preamble to the Proposed Regulations under Section 409A, 70 Fed. Reg. 57930; Internal Revenue Service Notice 2006-79; and Internal Revenue Service Notice 2007-86. Notwithstanding the foregoing, no amendment of an election pursuant to this Section 8.7 shall affect the time or form of payment of an amount that otherwise would be payable in 2008 (under the Participant’s prior election or under the provisions of this Plan), nor shall such an amendment of an election accelerate into 2008 the payment of an amount that otherwise would be paid in a year later than 2008.

SECTION 9
MISCELLANEOUS
     9.1. Beneficiary. Each Director and Eligible Executive (for whom an Account is maintained) shall designate a Beneficiary or Beneficiaries to receive the balance, if any, of his Account under this 2005 EDCP in the event of his death. Such designation shall be made on a form acceptable to the Compensation Committee and shall become effective when delivered to the Compensation Committee. If no such designated Beneficiary survives an Eligible Executive or if no designation is made, the Eligible Executive’s estate shall be deemed his designated Beneficiary under this 2005 EDCP.
     9.2. No Assignment; Binding Effect. No Director, Eligible Executive or Beneficiary shall have the right to alienate, assign, commute or otherwise encumber an Account for any purpose whatsoever, and any attempt to do so shall be disregarded completely as null and void. The provisions of this 2005 EDCP shall be binding on each Director and Eligible Executive (and on each person who claims a benefit under him) and on Flowers (and on any successor to Flowers).
     9.3. ERISA and the Code. Flowers intends that this 2005 EDCP come within the various exceptions and exemptions in sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and section 2520.104-23 of the U.S. Department of Labor Regulations under ERISA for an unfunded deferred compensation plan maintained primarily for a select group of management or highly compensated employees, and any ambiguities in this 2005 EDCP shall be construed to effect that intent. It is intended that the 2005 EDCP shall meet the requirements of Code section 409A, in order to obtain for Directors and Eligible Executives the benefits of a deferral of the federal income tax on certain items of compensation income; provided, however, that Flowers does not guarantee that the requirements of Code section 409A will be met. If any provision of this 2005 EDCP is susceptible of two interpretations, one of which results in the compliance of the 2005 EDCP with Code section 409A and the applicable Treasury Regulations, and one of which does not, then the provision shall be given the interpretation that results in compliance with section 409A and the applicable Treasury Regulations.
     9.4. Plan Administration.
(a)	Compensation Committee Powers. The Compensation Committee shall have overall responsibility for the administration of this 2005 EDCP, and shall have the power to take such equitable and other action as the Compensation Committee, acting in its absolute discretion, deems proper or appropriate under the circumstances (including the power to delegate Compensation Committee functions to others), to the extent that such action is not inconsistent with the express provisions of this 2005 EDCP, as approved by the Board of Directors. However, no member of the Compensation Committee shall act on any request made by him under Section 8.2 or on any determination under Section 3.1, Section 3.2, Section 8.5, or Section 9.5 which relates solely to himself.

(b)	Plan Administrator Responsibilities. The day-to-day administration of the Plan shall be the responsibility of the Plan Administrator, subject to the oversight of the Compensation Committee, as provided in subsection (a) above. In the discharge of his responsibilities, the Plan Administrator shall have the discretion to interpret the provisions of the Plan, to determine the rights and status under the Plan of Participants and other persons, to resolve questions (including factual questions) or disputes arising under the Plan, and to make determinations with respect to the benefits payable under the Plan and the persons entitled to those benefits. The Plan Administrator may delegate to others any of his administrative duties, including, without limitation, duties with respect to the processing, review, investigation, approval and payment of benefits; duties with respect to the solicitation and processing of the election forms of Participants; the withholding from compensation payments of amounts that Participants have elected to defer under this Plan; and the maintenance of accounts and the preparation and distribution of statements to Participants.

     9.5. Claims Procedures.
(a)	In General — Claims Based on a Distribution Event other than Disability
(1)	The Compensation Committee shall determine the rights of any Director or Eligible Executive to any benefits hereunder. Any person who believes that he has not received the benefits to which he is entitled under the 2005 EDCP may file a claim in writing with the Compensation Committee. The Compensation Committee shall, no later than 90 days after the receipt of a claim (plus an additional period of 90 days if required for processing, provided that notice of the extension of time is given to the claimant within the first 90-day period), either allow or deny the claim in writing. If a claimant does not receive written notice of the Compensation Committee’s decision on his claim within the above-mentioned period, the claim shall be deemed to have been denied in full.

(2)	A denial of a claim by the Compensation Committee, wholly or partially, shall be written in a manner calculated to be understood by the claimant and shall include:
(A)	the specific reasons for the denial;

(B)	specific reference to pertinent provisions of this 2005 EDCP on which the denial is based;

(C)	a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(D)	an explanation of the claim review procedure.
(3)	A claimant whose claim is denied (or his duly authorized representative) may within 60 days after receipt of denial of a claim file with the Plan Administrator a written request for a review of such claim. If the claimant does not file a request for review of his claim within such 60-day period, the claimant shall be deemed to have acquiesced in the original decision of the Compensation Committee on his claim. If such an appeal is so filed within such 60-day period, the Compensation Committee (or its delegate) shall conduct a full and fair review of such claim.

(4)	Flowers shall mail or deliver to the claimant a written decision on the matter based on the facts and the pertinent provisions of the 2005 EDCP within 60 days after the receipt of the request for review (unless special circumstances require an extension of up to 60 additional days, in which case written notice of such extension shall be given to the claimant prior to the commencement of such extension period). Such decision shall be written in a manner calculated to be understood by the claimant, shall state the specific reasons for the decision and the specific 2005 EDCP provisions on which the decision was based and shall, to the extent permitted by law, be final and binding on all interested persons. If the decision on review is not furnished to the claimant within the above-mentioned time period, the claim shall be deemed to have been denied on review.
(b)	Claims to Distributions Based upon Disability of a Director or Eligible Executive.
(1)	Claims involving Disability initially shall be reviewed by the Plan Administrator. If the claim is wholly or partially denied by the Plan Administrator, the Plan Administrator shall, within a reasonable period of time, but not later than 45 days (unless such period is extended as provided in paragraph (ii) below) after receipt of the claim by the Plan Administrator, notify the claimant in writing of such denial. Such notice shall be written in a manner calculated to be understood by the claimant and shall (A) state the specific reason(s) for the denial of the claim, (B) make references to the specific provisions of the Plan on which the denial of the claim is based, (C) contain a description of any additional material or information necessary for the claimant to perfect his claim and an explanation of why it is necessary, (D) contain a description of the Plan’s review procedures under paragraph (iii) below, and the time limits applicable to such procedures, including a statement of the claimant’s rights to bring a civil action under section 502(a) of ERISA following an adverse benefit determination on review, and (E) if an internal rule, guideline, protocol or other similar criterion was relied upon in making the adverse determination, contain either the specific rule, guideline, protocol, or other similar criterion, or a statement that such rule, guideline, protocol, or other similar criterion was relied upon in making the adverse determination and that a copy of such rule, guideline, protocol, or other similar criterion will be provided free of charge to the claimant upon request.
(2)	The 45-day period set forth above may be extended by the Plan Administrator for up to 30 days, provided that the Plan Administrator determines that such an extension is necessary due to matters beyond the control of the Plan Administrator and notifies the claimant, prior to the expiration of the initial 45-day period, of the circumstances requiring the extension of time and the date by which the Plan Administrator expects to render a decision. Additionally, if, prior to the end of the first 30-day extension period, the Plan Administrator determines that, due to matters beyond the control of the Plan Administrator, a decision cannot be rendered within that extension period, the period for making the determination may be extended for up to an additional 30 days, provided that the Plan Administrator notifies the claimant, prior to the expiration of the first 30-day extension period, of the circumstances requiring the extension and the date as of which the Plan Administrator expects to render a decision. In the event of any extension under this paragraph (iii), the notice of extension shall specifically explain the standards on which entitlement to a benefit is based, the unresolved issues that prevent a decision on the claim, and the additional information needed to resolve the issues. The claimant shall be afforded at least 45 days within which to provide the specified information. Additionally, in the event that a period of time is extended due to a claimant’s failure to submit information necessary to decide a claim, the period for making the benefit determination shall be tolled from the date on which the notification of the extension is sent to the claimant until the date on which the claimant responds to the request for additional information.

(3)	Within 180 days after receipt of a notification of a denial of a claim, the claimant or his duly authorized representative may appeal such denial by filing with the Plan Administrator his written request for a review of his claim. If such an appeal is so filed within 180 days, the Compensation Committee shall conduct a full and fair review of such claim. During such full and fair review, the claimant shall be provided with the opportunity to submit written comments, documents, records, and other information relating to the claim for benefits and reasonable access to and copies of, upon request and free of charge, all documents, records, and other information relevant to the claimant’s claim for benefits. In addition, such full and fair review shall (A) take into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination, (B) not afford deference to the initial adverse benefit determination, (C) be conducted by the Compensation Committee, which is neither the individual or body who made the adverse benefit determination that is the subject of the appeal, nor the subordinate of such individual or body, (D) provide that, in deciding any appeal of any adverse benefit determination that is based in whole or in part on a medical judgment, the Compensation Committee shall consult with a health care professional who has appropriate training and experience in the field of medicine involved in the medical judgment and who is neither the individual who was consulted in connection with the adverse benefit determination that is the subject of the appeal, nor the subordinate of any such individual, and (E) provide for the identification of medical or vocational experts whose advice was obtained on behalf of the Plan in connection with the claimant’s adverse benefit determination, without regard to whether the advice was relied upon in making the initial benefit determination. The decision of the Compensation Committee shall be made in a writing delivered to the claimant within a reasonable time, but in no event later than 45 days after the receipt of the request for review unless special circumstances require an extension of time for processing. If the Compensation Committee determines that an extension of time for processing is required, written notice of the extension shall be furnished to the claimant setting forth the special circumstances requiring an extension of time and the date by which the Compensation Committee expects to render a decision on review, and shall be furnished prior to the termination of the initial 45-day period. In no event shall such extension exceed a period of 45 days from the end of the initial 45-day period. In the case of an adverse benefit determination on review, the notice of the determination (I) shall be written in a manner calculated to be understood by the claimant, (II) shall state the specific reasons for the determination, (III) shall make reference(s) to specific provisions of the Plan on which the determination is based, (IV) shall contain a statement that the claimant is entitled to receive, upon request, and free of charge, reasonable access to, and copies of all documents, records, and other information relevant to the claimant’s claim for benefits, (V) shall contain a statement describing any voluntary appeal procedures offered by the Plan and the claimant’s right to obtain information about such procedures and a statement of the claimant’s right to bring an action under section 502(a) of ERISA, and (VI) if an internal rule, guideline, protocol or other similar criterion was relied upon in making the adverse determination, shall contain either the specific rule, guideline, protocol, or other similar criterion, or a statement that such rule, guideline, protocol, or other similar criterion was relied upon in making the adverse determination and that a copy of the rule, guideline, protocol or other similar criterion will be provided free of charge to the claimant upon request. To the extent permitted by applicable law, the determination on review shall be final and binding on all interested persons. In performing the duties under this paragraph (3), the Compensation Committee shall have complete power to interpret the Plan and make factual findings with respect thereto.
     9.6. Construction. This 2005 EDCP shall be construed in accordance with the laws of the State of Georgia. Headings and sub-headings have been added only for convenience of reference and shall have no substantive effect. References to the masculine gender shall include the feminine whenever appropriate. References to the singular shall include the plural and references to the plural shall include the singular, whenever appropriate. The terms “Director” and “Eligible Executive” shall include (except under Section 4) a former Director, a former Eligible Executive and any Beneficiary of a deceased Director or Eligible Executive.
     9.7. Term of Office. A Director’s participation in this 2005 EDCP shall not constitute a contract for a Director to serve as a member of the Board of Directors for any particular term or for any particular fee, and participation in this 2005 EDCP shall have no bearing whatsoever on such terms, fees or any other conditions of membership on the Board of Directors.
     9.8. Employment Contract. An Eligible Executive’s participation in this 2005 EDCP shall not constitute an employment contract, and (subject to the terms of any separate employment agreement between Flowers and Eligible Executive) Flowers shall have the right at any time to terminate his employment, to reduce his cash or other compensation or to take such other action in connection with his employment as Flowers deems appropriate without regard to this 2005 EDCP.
     9.9. Amendment. The Board of Directors upon the recommendation of the Compensation Committee, shall have the right, at its discretion, to amend this 2005 EDCP from time to time; provided, however, that except as may be permitted by Code section 409A and the applicable Treasury Regulations, no amendment shall have the effect of restricting, delaying or impeding the distribution of any Director’s or Eligible Executive’s Account pursuant to the terms of this 2005 EDCP, as in effect prior to such amendment.

     9.10. Termination. The Board of Directors upon the recommendation of the Compensation Committee, shall have the right, at its discretion, to terminate this 2005 EDCP at any time for any reason; provided, however, that upon the termination of the 2005 EDCP, no Director or Eligible Executive shall be deprived of his or her Account, determined in accordance with the provisions of the Plan.
     9.11. Electronic Communications. Whenever, under this Plan, an Eligible Executive, a Director, or a Beneficiary is required or permitted to make an election, provide a notice, give a consent, request a distribution, or otherwise communicate with Flowers, the Compensation Committee, the Plan Administrator, the trustee of a trust associated with the Plan, or a delegate of any of them, to the extent permitted by law, the election, notice, consent, distribution request or other communication may be transmitted by means of telephonic or other electronic communication, if the administrative procedures under the Plan provide for such means of communication.
     IN WITNESS WHEREOF, Flowers Foods, Inc. has executed this 2005 EDCP this 29th day of December, 2008, to be effective as of January 1, 2005.

FLOWERS FOODS, INC.
By:	/s/ R. Steve Kinsey
	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A
Adopting Employers
Flowers Baking Co. of Opelika, LLC
Flowers Baking Co. of Texarkana, LLC
Flowers Baking Co. of Miami, LLC
Flowers Baking Co. of Jacksonville, LLC
Flowers Baking Company of Bradenton, LLC
Flowers Baking Co. of Thomasville, LLC
Flowers Baking Co. of Baton Rouge, LLC
Flowers Baking Co. of Jamestown, LLC
Flowers Baking Co. of Morristown, LLC
Flowers Baking Co. of El Paso, LLC
Flowers Baking Co. of Lynchburg, LLC
Flowers Baking Co. of West Virginia, LLC
Flowers Baking Co. of Tyler, LLC
Flowers Bakery of Montgomery, LLC
Flowers Baking Co. of Tucker, LLC
Flowers Bakery of London, LLC
Flowers Bakery of Crossville, LLC
Flowers Foods Bakeries Group, LLC
Flowers Baking Co. of Tuscaloosa, LLC
Flowers Baking Co. of Lafayette, LLC
Flowers Baking Co. of New Orleans, LLC
Flowers Baking Co. of Houston, LLC

SCHEDULE B
Adopting Employers
Flowers Foods, Inc.
Bailey Street Bakery, LLC
Flowers Bakery of Birmingham, LLC
Shipley Baking Company, LLC
Flowers Baking Co. of Villa Rica, LLC
Franklin Baking Company, LLC
Flowers Baking Co. of Denton, LLC
Flowers Bakery of Suwanee, LLC
Flowers Bakery of Atlanta, LLC
Flowers Baking Co. of Norfolk, LLC
Flowers Baking Co. of Nashville, LLC
Flowers Baking Co. of Batesville, LLC
Flowers Baking Co. of San Antonio, LLC
Flowers Baking Co. of Pine Bluff, LLC
Flowers Foods Specialty Group, LLC
Flowers Bakery of Cleveland, LLC